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SEC FILE NUMBER
8-48635

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2023 (MM/DD/YY) AND ENDING 12-31-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US Brokerage Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 E Kossuth St
(No. and Street)

Columbus	OH	43206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Randall	614-448-3200	grandall@usbrokerageinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe & Lucas
(Name – if individual, state last, first, and middle name)

4807 Rockside Rd	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

10/20/2003	126
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

U.S. SECURITIES AND EXCHANGE COMMISSION

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OATH OR AFFIRMATION

I, GREG LONDACE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of V.S. BROKERAGE INC, as of MARCH 28, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

ANDREW JACOBSEN
Notary Public, State of Ohio
My Comm. Expires 06/01/2026

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2023

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2023

INDEX

U.S. BROKERAGE, INC.

Statement of Financial Condition

December 31, 2023

ASSETS

Assets:	
Cash	$ 93,071
Deposits with clearing organizations	52,589
Accounts receivable - trade	55,093
Deposit and prepaids	15,329
TOTAL ASSETS	$ 216,082

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 29,180
Accounts payable - commissions	43,097
Accrued wages	8,000
Accrued taxes	2,395
Dividends payable	14,422
Total Liabilities	97,094
Stockholders' Equity:	
Capital stock 8,000 shares authorized, issued and outstanding, no par value	17,332
Additional paid-in capital	217,144
Retained earnings	124,471
	358,947
Less: Treasury Stock, at cost	239,959
Total Stockholders' Equity	118,988
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 216,082

The accompanying notes are an intergal part of these statements.

U.S. BROKERAGE, INC.

Statement of Operations

Year Ended December 31, 2023

Revenues	
Commissions	$ 893,846
12b-1	90,961
	984,807
Less:	
Clearing and execution costs and fees	49,882
Commissions expense	667,019
Net revenues	267,906
Operating expenses	205,194
Income from operations	62,712
Other income	
Error income	826
Interest income	857
Unrealized gain	1,325
	3,008
Income before taxes	65,720
City income taxes	1,677
NET INCOME	**$ 64,043**

The accompanying notes are an intergal part of these statements.

U.S. BROKERAGE, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2023

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total	Less: Treasury Stock	Total
Balance - beginning of year	$ 17,332	$ 217,144	$ 136,403	$ 370,879	$ (239,959)	130,920
Current year net income	-	-	64,043	64,043	-	64,043
Acquisition of treasury stock	-	-	-	-	-	-
Distributions	-	-	(75,975)	(75,975)	-	(75,975)
Balance - end of year	$ 17,332	$ 217,144	$ 124,471	$ 358,947	$ (239,959)	$ 118,988

The accompanying notes are an intergal part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net Income	$ 64,043
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable - trade	(11,112)
Prepaid expenses	(251)
Deposits	(1,682)
Increase (decrease) in:	
Accounts payable	(123)
Accrued commissions	16,095
Accrued wages	(400)
Accrued taxes	(689)
Net Cash Provided by Operating Activities	65,881
Cash Flows from Financing Activities:	
Distributions to shareholders	(58,373)
Net Cash Used by Financing Activities	(58,373)
Net Increase in Cash	7,508
Cash at beginning of year	85,563
Cash at end of year	$ 93,071

The accompanying notes are an intergal part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. Reporting years ending after December 31, 2020, are subject to examination by major taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $52,589 at December 31, 2023 represent interest bearing accounts held by a clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts receivable as of December 31, 2023 and 2022 were $55,093 and $43,981 respectively. Accounts receivable is listed at net realizable value and is considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The Company did not incur a gain or loss from trading activity during the year ended December 31, 2023.

NOTE E – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments
Revenue from contacts with customers includes brokerage commissions and service fees from broker-dealer services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance of the obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

12b-1 Fees
The Company has customers that maintain balances in Mutual Funds and Recurring Variable Annuities with third parties. These accounts have been established through previous transactions with the Company. The customers are charged a service fee by the third party based upon the balance maintained in the account. The Company, in turn, is paid a percentage of this fee by the third party in exchange for the maintenance of the relationship with the customer. The Company believes that while the performance of this obligation is ongoing, the servicing fees received are for past obligations that have been satisfied prior to payment. The price is established by the third party and agreed to by the customer by depositing their funds with them. All risk and reward of ownership were held by the customer throughout the transaction.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Brokerage commissions	$ 893,846
12b-1 fees	90,961
Total revenue from contracts with customers	$ 984,807

NOTE F – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets. There was no depreciation for the year ended December 31, 2023. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 54,944
Less: Accumulated Depreciation	(54,944)
Net Equipment & Furniture	$ -

NOTE G – LEASING ARRANGEMENT

The Company conducts its operations from leased facilities. The Company is operating under a month-to-month rental arrangement while a new lease is negotiated. Rent expense for the year ended December 31, 2023 was $12,600.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. On December 31, 2023, the Company had net capital of $103,659 which was $97,186 in excess of its required minimum net capital of $6,473. The Company's net capital ratio was .94 to 1.

NOTE I – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

The management of the Company has reviewed and evaluated subsequent events through March 29, 2024 for possible inclusion in the financial statements for the year ended December 31, 2023. No items were identified for inclusion. The date of March 29, 2024 is the date at which the financial statements were available for issue.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.

Schedule of Operating Expenses

Year Ended December 31, 2023

Administrative wages	$ 98,800
Payroll taxes	7,664
Hospitalization	8,206
Rent and utilities	19,877
Registration fees	25,406
Audit and accounting fees	19,335
Office expense	8,822
Telephone	276
Postage and delivery	627
Continuing professional education	1,585
Travel expenses	35
Business meals	481
Professional consulting fees	14,080
TOTAL OPERATING EXPENSES	$ 205,194

The accompanying notes are an intergal part of these statements.

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2023

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2023 financial statements	$ 118,988
Less:	
Non-Allowable Assets	
Accounts receivable, broker / dealers	-
Shareholder receivable	-
Deposit and prepaids	(15,329)
	(15,329)
NET CAPITAL	$ 103,659
COMPUTATION OF AGGREGATE INDEBTEDNESS	$ 97,094
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 6,473
MINIMUM REQUIRED NET CAPITAL	$ 5,000
EXCESS NET CAPITAL	$ 97,186
EXCESS NET CAPITAL AT 110% OF AGGREGATE INDEBTEDNESS	$ 93,950
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.94 : 1

The accompanying notes are an intergal part of these statements.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. during the year ended December 31, 2023, as clearing agent and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. for possession of customer funds and as custodian for all customer securities on a fully disclosed basis during the year ended December 31, 2023.

Accordingly, U.S. Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of U.S. Brokerage, Inc. as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Brokerage, Inc. as of December 31, 2023, and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Brokerage, Inc.'s management. Our responsibility is to express an opinion on U.S. Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Operating Expenses, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of U.S. Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Operating Expenses, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as U.S. Brokerage, Inc.'s auditor since 2009.

Independence, Ohio
March 29, 2024

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of U.S. Brokerage, Inc.
Columbus, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. U.S. Brokerage, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2023, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences,

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on US Brokerage, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants Inc.

March 29, 2024

U.S. Brokerage, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2023

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) U.S. Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemptive provisions) and (2) U.S. Brokerage, Inc. stated that U.S. Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to its direct subscription-way sale of mutual funds and variable annuities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

U.S. Brokerage, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Hobe & Lucas
Certified Public Accountants Inc.

Independence, Ohio
March 29, 2024

December 31st, 2023

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

US Brokerage, is a registered Broker Dealer subject to Rue 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240. 17a-S(d)(I) and (4). To the best of it's knowledge and belief US Brokerage states the following:

US Brokerage claimed an exemtion under provision 17 C.F.R. section 240. 15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all ssecurities received in connection with it's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

US Brokerage claimed an exemption as a Non-Covered Firm for it's direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

US Brokerage met the identified provision throughout the most recent fiscal year without exceptions.

Sincerely,

12-31-23

Greg Randall
President